Cardiff Lexington Corporation

3753 Howard Hughes Parkway, Suite 200

Las Vegas, NV 89169

August 7, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tracey Houser

Re:	Cardiff Lexington Corp
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 27, 2024
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023
Filed July 24, 2024
Response Letter Dated July 24, 2024
File No. 000-49709

Ladies and Gentlemen:

We hereby submit the responses of Cardiff Lexington Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 30, 2024, providing the Staff’s comments with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023, as amended (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Summary of Cash Flow, page 41

1.	As previously requested in comment 1, please provide a comprehensive discussion of the reasons underlying changes in your accounts receivable-net balances for each period presented. In this regard, you state that prior to fiscal year 2022, you factored (sold) the vast majority of your accounts receivable to third party(s), which does not explain the significant increase in your accounts receivable-net balance from December 31, 2022 through December 31, 2023. To allow an investor to better understand the significant changes in your accounts receivable-net balance, disclose the amount of the accounts receivable that were sold to third party(s) during fiscal year 2022 compared to fiscal year 2023 and the corresponding amount of cash received from the third party(s) for each period. Finally, disclose the average collection time for the accounts receivable-net.

Response: We have revised the Form 10-K in accordance with the Staff’s comment.

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Critical Accounting Policies

Account Receivable, page 46

2.	We note the expanded disclosures you provided in response to the third bullet of comment 1 regarding your assessment that you have a 99% collection rate based on net settlements recorded to your accounts receivable and revenue and have the following additional comments:

•	Considering your history of factoring of receivables at a 54% reduction of yield, it is not clear how you concluded that you collected 99% of accounts receivable and revenues. In this regard, we note that the reductions from accounts receivable that were factored were recorded in finance charges as other expenses. We do not believe it is appropriate to present a collection rate that does not include the impact of your factoring agreements. Please advise or revise your disclosures as appropriate;

Response: We have revised the Form 10-K in accordance with the Staff’s comment.

•	Please provide a more company-specific explanation that addresses the fact that you acquired the healthcare business on May 31, 2021, along with your history of factoring these receivables at a 54% reduction of yield through April 2023. In this regard, your disclosure states that the collection rates are estimated considering your 48-month historical collections with primary emphasis to the most current 12-month period. However, based on the May 31, 2021 acquisition date, we note that as of December 31, 2023, you have provided healthcare services for only two years and seven months and the vast majority of that time you sold the rights to those receivables to third party(s);

Response: We have revised the Form 10-K in accordance with the Staff’s comment.

•	Disclose whether there have been any instances of no settlement or a settlement in which your accounts receivables were not covered;

Response: We have revised the Form 10-K in accordance with the Staff’s comment.

•	Finally, address the fact that it appears that you have recognized bad debt expense in excess of the credit loss recognized for fiscal year 2023 and the first quarter of fiscal year 2024.

Response: The Company recognizes credit losses when such losses are expected. These credit losses include those amounts the Company determines will not be collectible when billed. Historically, the Company has conducted an annual assessment of its collectability rate of its patients accounts receivables, and then records a provision for changes to this collectability rate as a provision. The Company calculates a forward-looking collectability rate which it then applies to its gross billings. The amount recorded in accounts receivables approximates the amount expected to actually be collected. The allowance for credit losses represents any adjustments deemed necessary to the collectability rate based upon an annual review of both actual collections, as well as any changes in industry billing and collection, and/or legal practices.

For the periods ending December 31, 2023 and March 31, 2024, the Company recorded bad debt expense in excess of credit loss recognized in those periods, which is as a result of the Company recording direct write offs when deemed uncollectible in accordance with ASC 326-20-35-8 and accounts receivable true up adjustments to bad debt expense. During the year ended December 31, 2023, the Company recorded a $270,000 provision less a $147,810 adjustment to that provision for the change in collectability rate to the roll forward of allowance for credit losses. Also, during this period, the Company recorded bad debt expense of $132,281, which consisted of the $270,000 charge and the $147,810 credit as well as direct write offs of $10,091. During the three months ended March 31, 2024, the Company recorded bad debt expense of $339,834, which is comprised of a $75,000 returned insufficient funds check and $264,834 of direct write offs. The Company continues to assess its collections of its accounts receivable through industry analysis and its collectability rate assessment of 99% by applying a 12-month historical look back to collections from settlements made on claims. More recently, during the six months ending June 30, 2024, the Company observed that it made some settlements with patients for amounts less than it normally would make as a result of wanting to access these funds sooner in order to pay down the liability it has for previous factored (sold) accounts receivables. Also, during the period the Company made settlements on several high dollar claims for amounts lower than expected due to many other healthcare providers also being parties to those claims settlements as well. Both of these instances are not expected to continue as trends and are considered one time events. Based on the Company’s accounts receivable balances and its revenue, the Company does not believe its ongoing bad debt in its normal course of business cycle is a material amount.

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The following table summarizes the activities in the roll forward of the allowance for the periods ended December 31, 2023 and March 31, 2024:

	Allowance for Credit Losses	Bad Debt Expense
Beginning Balance January 1, 2023	$–
Current period provision	(122,190)	122,190
Direct write-off - accounts receivable	0	10,091
Balance at December 31, 2023	$(122,190)	$132,281

Beginning Balance January 1, 2024	$(122,190)
Current period provision	0	0
Direct write-off - accounts receivable	0	339,834
Balance at March 31, 2024	$(122,190)	$339,834

1. Summary of Significant Accounting Policies

Account Receivable, page F-9

3.	Please expand your disclosures to provide the information required by ASC 326-20-50-11.i., ASC 326-20-50-14 and 50-15, and ASC 326-50-17.b through 50-17.c.

Response: We have revised the Form 10-K in accordance with the Staff’s comment

4.	We note the roll forward of allowance for credit losses provided in which you recognized a $270,000 provision during fiscal year 2023. We further note that you recognized $132,281 in bad debt expense on your statement of cash flows. Please address this apparent inconsistency. To the extent that the amount reflected on your statement of cash flows is in addition to the $270,000 provision recognized, explain why you have not also recognized the $270,000 as a non-cash reconciling item and why you have not included the $132,281 bad debt expense in the allowance for credit losses with reference to the guidance in ASC 326-20-35-8.

Response: This question is addressed in response to above question 2, bullet point 4.

5.	We note your response to comment 2. It is unclear why the bad debt expense amount recognized on the cash flow statement for the quarter ended March 31, 2024 is not included in the roll forward of credit loss. Refer to ASC 326-20-35-8 for guidance. Further, address why no credit loss is required to be recognized in accordance with the guidance in ASC 326-20 for the accounts receivable recognized during this quarter.

Response: This question is addressed in response to above question 2, bullet point 4.

6.	We note your response to comment 3. It remains unclear why you recognize your entire accounts receivable-net balance as a current asset when you state that average collection time is 18 to 24 months, which exceeds the average 12 months for classification as a current asset.

Response: The Company has classified its accounts receivable in current assets in accordance with the requirements of ASC 210-10-45-3 and ASC 310—10-45-9. The Company operates in the lien-based medical industry in which it provides orthopedic healthcare to uninsured patients. Its patients have typically been in an accident and have filed a lawsuit as plaintiff against the defendant who is allegedly responsible for the accident as the result of negligence or another tort. The Company’s business model is based around the premise that as part of its normal operating cycle is that it initially routinely receives a letter of protection from its patients before the first date of service for the patient and the patient’s legal counsel, which ensures payment in full from insurance once claims settle. By the nature of this normal operating cycle, this creates extended accounts receivable collection periods, typically 18 to 24 months, which is very different from traditional product or service businesses that collects a majority of receivables within 30, 60, and/or 90-day increments as part of their normal operating cycles. The Company has concluded since its normal operating cycle is approximately 18 to 24 months, or the period from first date of service to claim settlement date, and therefore the Company has classified its accounts receivable in current assets in accordance with the requirements of ASC 210-10-45-3 and ASC 310—10-45-9.

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Revenue Recognition, page F-11

7.	As previously requested, please disclose the significant payment terms in accordance with ASC 606-10-50-12.b.

Response: We have revised the Form 10-K in accordance with the Staff’s comment

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 844-628-2100 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Cardiff Lexington Corporation

By: /s/ Alex Cunningham

Alex Cunningham

Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

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